Exhibit 3.1

ROSS MILLER

Secretary of State

204 North Carson Street, Suite I

Carson City, Nevada 8970 1-4520

(775) 684 5708

Website: www.nvsos.gov

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Pro-Pharmaceuticals, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Former Article I is hereby deleted in its entirety and replaced with the following:

The name of the corporation shall be Pro-Pharmaceuticals, Inc. until the board of directors, having been duly empowered by action of the stockholders, has selected a new name of the corporation and a Certificate of Amendment amending Article I, entitled “Name,” to the Articles of Incorporation has been duly filed by the appropriate officer(s) of the corporation that sets forth such new name, whereupon the name of the corporation shall be as set forth in such Certificate of Amendment.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 64,766,904.

4. Effective date of filing: (optional):
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

/s/ Maureen E. Foley
Signature of Officer

*	If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.